CORAL SPRINGS, Fla., December 4, 2023

Dear EGAN Board of Directors,

We, Kanen Wealth Management, LLC, owner of approximately 7% of eGain Corporation’s (“EGAN” or the “Company”) common shares, are calling on the board to formally hire an investment banker and form a special committee to pursue a sale of the Company. Under CEO Ashu Roy’s leadership, EGAN’s stock is down approximately 40% since the Company’s IPO 24 years ago in 1999 versus the NASDAQ gain of approximately 500%. The above scorecard speaks for itself! We will attempt to provide some insight into the various reasons we believe the Company has materially underperformed and how Mr. Roy is incapable, in our opinion, of realizing the potential of EGAN for shareholders, despite the Company’s high-quality products, the Company’s position in the “magic quadrant,” and recent momentum in EGAN’s sales funnel. We believe the problem is Ashu Roy and he has failed shareholders!

Some examples of his arrogant, ineffective, and unsuccessful behavior for shareholders are below:

1.	FAILURE IN BUILDING A THRIVING SALES ORGANIZATION

We have spoken with several former EGAN sales representatives and have received negative feedback on how Mr. Roy consistently micromanages, is overly involved in deals, is not responsive enough, is not flexible enough on pricing, is difficult to deal with, and is highly rigid. One can debate the above as opinion or conjecture, however the Company’s failure to close new deals up until recently corroborates this feedback.

2.	HOLDING A MAJOR SALES CONFERENCE ON YOM KIPPUR

This fall, under Mr. Roy’s leadership, he chose to hold what is likely the most important sales event for the year on a holiday that excluded Jewish people. At best, this was an ignorant, obtuse decision, which seems to be consistent with Mr. Roy’s other behaviors, but regardless of “why,” it remains a moronic decision!

3.	ASHU’S OBTUSE, UNENGAGED BEHAVIOR WITH COUNTERPARTIES, WHEN INTRODUCTIONS WERE MADE EARLIER THIS YEAR

Earlier this year, KWM made several introductions via email to private equity firms interested in acquiring EGAN. We made these introductions with his consent and approval. What we witnessed thereafter was an arrogant CEO who could not be bothered to reply to an email or even get on the phone. Rather, for the most part, he delegated to his CFO, despite Mr. Roy owning 29% of the company. As the saying goes, “actions speak louder than words.” Mr. Roy’s actions shout, “I don’t give a crap!”

4.	IMPROPER HANDLING OF A RECENT INTRODUCTION TO A BOARD CANDIDATE THAT IS A PROVEN SOFTWARE CEO AND ROCKSTAR

This candidate, in four years, built a SaaS company from $50M to $500M, with half of the growth being organic and the other half inorganic. Mr. Roy cannot hold a candle to this person. Sadly, again, Mr. Roy’s actions speak loud and clear! Instead of personally speaking with him, he had one board member conduct a phone interview a month ago, with ZERO FOLLOW UP!

Mr. Roy, is this how you engage with sales prospects and your sales personnel? YOU NEED TO GO, ASHU! YOU DON’T KNOW HOW TO WIN!

In summary, EGAN directors, we ask that you kindly act on your fiduciary responsibility to shareholders and run a legitimate process to sell the company – a process that doesn’t rely exclusively on Mr. Roy’s lack of talent in generating a positive outcome. Form a committee!

Sincerely,

David Kanen

President/CEO

Kanen Wealth Management

dkanen@kanenadvisory.com